Exhibit 99.8

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF THE 21st DAY OF DECEMBER, 2021

BETWEEN

CURALEAF hOLDINGS, INC., AS ISSUER

AND

ODYSSEY TRUST COMPANY, AS TRUSTEE

PROVIDING FOR THE ISSUE OF

ADDITIONAL 8.0% SENIOR SECURED NOTES DUE 2026

THIS FIRST SUPPLEMENTAL INDENTURE made as of the 21st day of December, 2021

BETWEEN:

CURALEAF HOLDINGS, INC., a company incorporated under the laws of the Province of British Columbia (hereinafter called the “Issuer”);

AND

ODYSSEY TRUST COMPANY, a trust company existing under the laws of the Province of Alberta authorized to carry on the business of a trust company in British Columbia (hereinafter called the “Trustee”).

WITNESSETH THAT:

WHEREAS the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 15, 2021, providing for the issuance of Notes.

AND WHEREAS Section 3.3 of the Indenture provides that the Issuer is entitled to, without the consent of any existing Holder, create and issue Additional 2026 Notes thereunder having the same terms and conditions as the Existing 2026 Notes in all respects, except for the date of issuance, issue price and first payment of interest thereon, and which, upon issue, will be consolidated with and form a single series with the Existing 2026 Notes for all purposes under the Indenture.

AND WHEREAS Section 12.3(i) of the Indenture provides that the Issuer and the Trustee may from time to time amend or supplement the Indenture without the consent of any Holder to provide for the issuance of Additional Notes in accordance with the Indenture.

AND WHEREAS the execution, acknowledgement and delivery of this first supplemental indenture (the “First Supplemental Indenture”) has been duly authorized by a resolution of the directors of the Issuer.

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW THEREFORE in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Article 1
INTERPRETATION

1.1	Definitions and Interpretation

In this First Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms used but not defined in this First Supplemental Indenture (including the recitals hereto) shall have the meanings specified in the Indenture. This First Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Indenture. When entered into by the parties, this First Supplemental Indenture shall be supplemental to, part of and read together with the Indenture as a single instrument, and all of the provisions of the Indenture, as supplemented by this First Supplemental Indenture, shall apply to the New Notes.

If any term or provision contained in this First Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this First Supplemental Indenture shall govern; provided, however, that the terms and provisions of this First Supplemental Indenture may modify or amend the terms of the Indenture solely as applied to the New Notes.

When used in this First Supplemental Indenture, the following terms shall have the following meanings:

“Existing 2026 Notes” means the US$425,000,000 aggregate principal amount of 2026 Notes issued by the Issuer under the Indenture on December 15, 2021.

“Indenture” has the meaning given thereto in the recitals.

“Initial Issue Date” means the date on which the Existing 2026 Notes were issued under the Indenture.

“New Notes” means the US$50,000,000 aggregate principal amount of Additional 2026 Notes authorized to be issued under this First Supplemental Indenture, as part of the same series as the Existing 2026 Notes.

Article 2
ISSUE AND AUTHENTICATION OF NEW NOTES

2.1	Issue of the New Notes

The Issuer is authorized, subject to compliance with Sections 2.2, 3.3, 3.4, 6.10 and 12.5 of the Indenture, to issue the New Notes under this First Supplemental Indenture which will have identical terms as the Existing 2026 Notes, including for the avoidance of doubt the provisions of Article 3 of the Indenture, other than with respect to the date of issuance. The New Notes will, upon issue, be consolidated with and form a single series with the Existing 2026 Notes for all purposes under the Indenture, as supplemented by this First Supplemental Indenture.

2.2	Date of Issue

The New Notes will be issued on December 21, 2021.

2.3	Interest

Notwithstanding anything in the Indenture to the contrary, the first Interest Payment Date for the New Notes shall be June 15, 2022 and will include accrued interest on the New Notes which shall be deemed to have accrued as and from the Initial Issue Date and which the Issuer hereby undertakes to pay.

2.4	Form of New Notes

The New Notes will be issued and registered in the name of CDS or its nominee and the deposit of which will be confirmed electronically by the Trustee to a particular Participant through CDS and which shall be identified by CUSIP number 23126MAB8 and ISIN number CA23126MAB87, the whole in accordance with Section 2.5 of the Indenture.

Article 3
MISCELLANEOUS PROVISIONS

3.1	Confirmation of Indenture

On the date hereof, the Indenture shall be supplemented in accordance with this First Supplemental Indenture, and this First Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Note heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by this First Supplemental Indenture, shall remain in full force and effect as supplemented by this First Supplemental Indenture and is in all respects ratified and confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this First Supplemental Indenture.

3.3	Execution

This First Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this First Supplemental Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this First Supplemental Indenture by such party.

3.4	Formal Date

For the purpose of convenience, this First Supplemental Indenture may be referred to as bearing the formal date of the 21st day of December, 2021 irrespective of the actual date of execution hereof.

3.5	Applicable Law

This First Supplemental Indenture and the New Notes shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

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IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

Issuer	CURALEAF HOLDINGS, INC.

	By:	/s/ “Joseph D. Bayern”
		Name:	Joseph D. Bayern
		Title:	Chief Executive Officer

Trustee	ODYSSEY TRUST COMPANY

	By:	/s/ “Dan Sanders”
		Name:	Dan Sanders
		Title:	President, Corporate Trust

	By:	/s/ “Amy Douglas”
		Name:	Amy Douglas
		Title:	Director, Corporate Trust

[Signature Page to First Supplemental Indenture]